3040 N. Campbell Avenue, Suite 110
Tucson, Arizona USA 85719

News Release

June 17, 2011	TSX.V SYMBOL – PL; OTCBB and OTCQB SYMBOL -- PALTF

Pan American Lithium Corp. Announces Brine Concentration Study

Tucson, Ariz, June 17, 2011 - Pan American Lithium Corp. (TSX-V:PL) (OTCQB: PALTF) (the “Company”) is pleased to announce that it has entered into an agreement with the University of Nevada, Reno (“UNR”) to conduct research on the concentration of lithium from brines provided by the Company from several of its lithium-potassium brine properties in Chile.

Scientists affiliated with UNR have developed several patented processes, which utilize membrane distillation techniques to concentrate brine solutions. The study will include bench-scale testing of brines supplied by the Company.

Pan American’s CEO, Andrew Brodkey, commented, “the Company’s contract with the University of Nevada, Reno is the first step in the analytical assessment of our lithium-bearing brines and it potentially represents the application of new and innovative technologies which can be utilized in the recovery of lithium and other metals from brines. This study is effectively a pre-scoping exercise which should allow Pan American to identify additional processing methodologies which can be incorporated into the full scoping study planned for later this year.”

About the Company

In total, Pan American has rights in eleven lithium-bearing salars in Chile’s Atacama Region III covering cumulatively more than 20,000 hectares. The Company also has an option to acquire an indirect interest in the Cierro Prieto geothermal lithium brine project in Baja California Norte, Mexico. The Laguna Verde surface brine lake project is the most advanced of the Company’s portfolio of 11 lithium and potassium bearing brines projects in Chile, and has previously been the subject of a NI 43-101 compliant inferred resource estimate which reported over 512,000 tonnes of lithium carbonate equivalent and over 4.2 million tonnes of potash contained in the surface lake alone.

On Behalf of the Board,

PAN AMERICAN LITHIUM CORP.

/s/ Andrew Brodkey
Andrew A. Brodkey
President and CEO

For further information contact:
Jodi Henderson
Corporate Secretary
Tel: (520)989-0032

This press release contains projections and forward-looking information that involve various risks and uncertainties regarding future events. Such forward-looking information can include without limitation statements based on current expectations involving a number of risks and uncertainties and are not guarantees of future performance of the Company, such as the statements that: (i) the Company’s contract with the University of Nevada, Reno is the first step in the analytical assessment of our lithium bearing brines, and potentially represents the application of new and innovative technologies which can be utilized in the recovery of lithium and other metals from brines; and (ii)this study is effectively a pre-scoping exercise which should allow Pan American to identify additional processing methodologies which can be incorporated into the full scoping study planned for later this year.. There are numerous risks and uncertainties that could cause actual results and the Company’s plans and objectives to differ materially from those expressed in the forward-looking information, including: (i) inability of the Company to close the Offering for any reason; (ii) adverse market conditions; (iii) a decrease in demand for and price of lithium or potassium; and (iv) general uncertainties with respect to mineral exploration in general. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.